Exhibit 99.1
PRESS RELEASE
SIFY Reports U.S. GAAP Results for first Quarter ended 30th June 2007
Sify Net loss $1.27 million, EBITDA increases by $1.54 million over previous Quarter
Consumer businesses rolled into integrated offering for greater synergies & growth
Chennai, 23rd July 2007. Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated US GAAP results for the first quarter ended 30th June 2007.
Highlights of financial performance for the Quarter:
•	Sify reported revenues of $34.6 million for the quarter ended 30th June 2007, 6.6 % higher than the quarter ended 30th June 2006. The sequential growth in revenues over the previous quarter was (1.5%).

•	Net loss for the quarter was $1.27 million compared to a net profit of $1.54 million in the same quarter of the previous fiscal year.

•	Net profit for the quarter was impacted due to the following reasons: Provision for Doubtful Debts (PDD) on overdue amounts carried on the books for a period of time amounted to $1.28 million during the quarter; Exchange loss of $0.4 million incurred on account of the stronger Rupee against the Dollar compared to exchange gain of $1.1 million in the same quarter of the previous fiscal year.

•	Cash profit for the quarter, in Adjusted EBITDA terms, was $1.66 million compared to $4.55 million in the same quarter of the previous fiscal year. See below for a reconciliation of Adjusted EBITDA.

•	Sify ended the quarter with a cash balance of $46.7 million after capital expenditures of $6.71 million during the quarter
Mr Raju Vegesna, Chairman & CEO, Sify, said, “I believe we have set in place the people and processes to scale the businesses going forwards over the next three quarters. We continue to forge alliances with global leaders such as Microsoft & NEC to offer solutions tailored to the needs of the Indian market to catalyze growth. We have also entered into an alliance with a large Indian infrastructure provider and the benefits of this association will be felt going forwards. During the last few quarters, we focused on integrating our enterprise businesses with the strategy of offering end-to-end managed services for companies in India. In the last Quarter we have forged our consumer offerings into a single integrated whole to unlock the synergies across our portal, the cyber cafes and broadband to home. We intend to market our services aggressively once our strategies are in place to accelerate growth, and for a larger share of the growing Indian market for the services we offer I am confident that the results of all these initiatives will see growth and profitability as planned for the year.

Mr. Pijush K Das, Chief Financial Officer, Sify Limited, said, “The financial initiatives taken over the last two quarters to manage receivables are now delivering results. Management of collections is well in control with a continuing decrease in doubtful debts. We are investing in software & processes across operations and customer care to continue to improve reliability of services, and the quality of response to customers. These initiatives are based on our continued drive to focus on efficiencies to drive up margins going forwards. The results of these investments over the next few quarters will be felt as we scale our businesses. As the stage is set, we will now invest in building the businesses through aggressive marketing & sales initiatives going forwards”.
Summarised Results: (Unaudited)
(In $ million, all translated at $1 = Rs. 40.58)

Description	Quarter ended		Quarter ended	Year ended
	30-Jun		31 Mar	31 Mar
	2007	2006	2007	2007

Corporate services	21.90	18.56	20.75	78.68
Retail internet access	10.18	11.47	11.30	46.06
Interactive services	1.09	1.62	1.73	6.94
Others	1.45	0.84	1.35	4.30

Sales Revenue	34.62	32.49	35.13	135.98

Cost of Revenues	(18.54)	(17.13)	(18.74)	(71.67)

Gross Margin	16.08	15.36	16.39	64.31

Gross Margin (%)	46.5%	47.3%	46.6%	47.3%

Selling, General and Admin Expense	(14.68)	(12.50)	(15.63)	(53.86)
Forex Gain / (Loss)	(0.48)	1.09	(0.38)	0.21
EBITDA Share of affiliates	0.87	0.60	0.30	2.06
Minority Interest	(0.13)	—	(0.56)	(0.75)
Net Other Expense	—	0.01	0.01	(0.03)

Adjusted EBITDA *	1.66	4.55	0.12	11.95
Reconciliation items :
Depreciation & amortization	(3.31)	(3.63)	(3.28)	(12.86)
Below EBITDA share for Affiliates	(0.31)	(0.22)	(0.05)	(0.75)
Profit — business / assets sold	—	—	—	—
Net interest	0.94	0.84	0.94	3.65

Net Profit / (Loss) — before tax	(1.02)	1.54	(2.27)	1.99

Tax	(0.25)	—	1.70	1.70

Net income / (loss) — After tax	(1.27)	1.54	(0.57)	3.69

Adjusted EBITDA* / (loss) $/ADR	0.04	0.11	0.00	0.28
Net income / (loss) $/ADR	(0.03)	0.04	(0.01)	0.09

*	Adjusted EBITDA represents net income / (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets and results of discontinued operations.

Non Financial Indicators	Jun-07	Mar-07	Dec-06
IWays
Subscribers active 3 months (in 000’s)	1,108	1,086	1,040
No of Iways	3,713	3,638	3,552
Café Additions	164	130	36
No of Cities	163	158	158

Broadband
Subscribers (in 000’s)	208	216	209
No of CTOs	2,027	1,958	1,859
ARPU ( Rs )	337	349	335

Technology
No of PoPs	221	188	186
Enterprise Services:
Enterprise Services contributes 60.5% of Sify’s revenues
Network services: Key business wins during the quarter, along with additional engagements from some large customers for VPN services included Amarchand Mangaldas, Essar Spacetel, International Combustion, IL&FS Property Management and Mitsui OSK Lines. A partnership with Dialog Telekom of Sri Lanka was also concluded for a Network-to-Network Interface (NNI) for MPLS traffic for converged services.
Hosting services: Key wins during the quarter for hosting services included Amar Ujalla, Kuoni Travels, Singtel and the SBJ Treasury.
SifySecure: Key wins during the quarter include Financial Technologies, Genpact, ICFAI Punjab & Sindh Bank and Tata Motors .
Application Services: Key wins in application services across messaging, web applications and document management systems include the BPL Ltd, Financial Planning Standards Board, Hughes Network Systems, Indian Oil Corporation, Numeric Power Systems and SAB Miller.
Partnerships & Alliances: During the quarter Sify entered into a few key alliances & partnerships:
•	Microsoft to offer Enterprise Messaging and Business applications

•	O4 Corporation, Australia’s leading provider of mobile field sales, marketing and merchandising solutions, to provide business mobility applications. With this partnership, O4 Corporation will provide its suite of field force solutions to enterprise customers through Sify’s supply chain and mobility platform, ForumTM.

•	Spice Telecom to provide NLD/ILD service for captive voice traffic over the backbone network infrastructure. This is the first foray of Sify in the NLD/ILD service arena after acquiring the license for such services

VoIP services:
Sify launched hosted contact center services with pay-per-user model for the contact center industry using the ASPECT platform. This will give a significant momentum to the company’s service offerings for the Contact Center industry.
International Business:
International Business contributes 7.0% of Sify’s revenues
Sify continued its thrust in expanding its international business, led by two lines of service; Remote Infrastructure Management and Corporate eLearning Services. Both lines of business are seeing excellent customer traction and several important wins in the last quarter:
•	Sify has been selected by a global automotive giant to provide some network monitoring services for their global network infrastructure.
•	Sify has been selected by a USA headquartered global manufacturer of tools, hardware and specialty hardware products to remotely manage their IT infrastructure.
•	Sify has completed the transition and commenced remote services to manage the IT infrastructure of a UK headquartered global consumer products company.
•	Sify has been selected by a leading bank in UAE to provide datacenter design and consulting services
•	Sify continued to expand the team providing eLearning content development services to one of the world’s largest software companies
•	Five new clients in engineering, financial services and high tech verticals have been added during the quarter
•	A new eLearning development center was created in Mumbai to cater to the growing business and expansion of teams. Sify now has eLearning delivery centers in Chennai, Mumbai and New Delhi.
Consumer Services
Consumer Services contributes 32.6.0% of Sify’s revenues.
After successfully integrating its approach to enterprise services, Sify integrated its approach to consumer services during the last quarter. The Company had earlier focused independently on the I-Way cyber cafes, Broadband to Home & Portals as individual businesses with some synergies between them. However, its greatest strategic strength and competitiveness lie in its being able to influence the lives of Indian consumers across access and online content while responding quickly to the market with contemporary & relevant online content & services, and value-added connectivity solutions for the masses providing affordable & reliable access both at home and through the cyber cafes. Recognizing this, Sify is taking a strategic approach in addressing this opportunity by bringing together iWays, broadband to home, and portals to draw upon their strengths and synergies as a single, integrated consumer business. This was accomplished in the last quarter with Mr Naresh Ajwani leading the access initiative across broadband to home and cyber cafes, and Mr V Sivaramakrishnan heading the online content, ecommerce and marketing initiatives for the converged consumer services.
Highlights during the quarter:
iWays
Iways continued to offer value added services to transition to ‘e-stores’. The services being added on will include all forms of electronic fulfillment: subscription based browsing and computing for the lower end of the market; rich graphic interactive content across a range of topics of interest to consumers, including city portals; access to ecommerce services that include train tickets, air tickets, holiday packages, bill payments; and online games. The objective is to give more people more reasons to walk into the iWay for empowerment of various kinds, while increasing the revenue streams at the café.

Sify tied up with Sony Television to conduct online voting at its Sify Iway chain of cyber cafes on the official website of the popular Indian Idol 3 — www.indianidol.sify.com. Such cross initiatives leveraging the consumer properties will see an increase with the integrated approach to consumer services.
Microsoft alliance:
As part of its strategy to use the iWays to empower Indians with Internet and IT services, Sify partnered with Microsoft India to help bridge the digital divide in India. As part of this partnership Sify will enable easy access for Microsoft’s initiatives through the reach of its over 3500 strong ‘I-way’ cyber café chain. With this partnership, Sify will offer its cyber café subscribers:
•	Access to licensed Microsoft Office software so that they can use the café as a virtual office for their needs.
•	Training in the use of MS Office for Microsoft Office Certification to increase their productivity and skills.
•	Microsoft Certification programs and content for online education through the Sify I-way cafe chain.
New iWay business model: Sify has also created a new iWay model for greater profitabily and growth for both franchisees and the company. The new model in three different sizes, 500 sq ft, 300 sq ft and 250 sq ft, has lay out options for a bank ATM, a coffee & snacks counter from a leading coffee chain, a flat screen TV with advertisements from a leading national out of home advertiser, and translite displays for advertising from consumer brands. All of these will ensure diverse sources of revenue to the franchisees and Sify in addition to revenues from Internet usage, ecommerce and games. This is currently in the implementation phase.
Broadband to Home:
Sify’s roll out of broadband as a value-added service to the home consumer met with increasing success. This includes ecommerce, online learning and VoIP services. This resulted in the addition of 45000 new subscribers during the quarter, but a high degree of churn in April-May due to service disruptions caused by unseasonal rains and non-renewal as many subscribers were on extended vacations. This resulted in a total lower than the previous quarter by 7400 subscribers. However, from the month of June onwards, people who were churned out of the system were targeted and recovered as customers. The company made investments in distributed customer contact centres, processes and people to respond faster, as well as to proactively target renewals.
Online Education: Further to tie-ups with Mathguru and Class teacher, Sify now tied up with MBD Alchemie, which is an online academy for Medical and Engineering aspirants. This will pave the way for mass education through Internet with standardized content throughout India. Technologically advanced yet simple, this education portal along with its Testing Engine is understood to be the only system, which trains and evaluates at the same time.
Railway tickets through Sify Broadband Partners: Leveraging the alliance between Sify and IRCTC, Sify Broadband partners have started registering as IRCTC ticketing agencies. This enables the Sify Broadband partner to become a virtual ticketing outlet for subscribers to purchase railway tickets from the Sify Broadband partner easily and conveniently. Sify will get a revenue share as it is central to the agreements with IRCTC.
Sify Anywhere: Sify Anywhere is a true illustration of the synergies of Sify and makes it a very potent service for the broadband user, as he can now access the Internet even while being on the move. The subscriberr can use his laptop while traveling and use the same account as a dialup account or walk into any of the over 3500 iWays across the country or access using Sify wi-fi hotspots.

Unique briefcase facility: The “briefcase” facility that allows users to park files into a folder which will open up as the default page/desktop page when he logs in from an iWay , wifi hotspot or on dial-up. So subscribers can access files from where ever they are even without a lap-top.
Microsoft alliance:
Sify is supporting Microsoft with Internet access for the path-breaking ‘IQ PC’ initiative. The PC, aimed at families with school going children, will include 100 hours of free Internet access. This is over and above the Microsoft suite and its partner offerings from Brilliant, Pacsoft, Edurite, etc.
Portals:
Portals contribute 3.1% of Sify’s revenues.
Indian Idol: As the official website partner, Sify.com web cast Indian Idol 3, the biggest Indian reality TV show. Over and above the webcast www.indianidol.sify.com offered fans never before seen, exclusive content from the show, behind the scenes video clips, as well as recaps of episodes they may have missed. Users can get to know the participants better through contestant profiles, videos and photo galleries. The portal also conducted exclusive Videoconferences and web chats with the participants, judges and other celebrities where fans of the show got a chance of interacting with their favourites. The site proved hugely popular with rapidly increasing page views, strengthening sify.com’s leadership in broadband content.
Hyderabad Live: Sify.com launched www.hyderabadlive.in, the first broadband and video website for the city of Hyderabad. After the successful launch of mumbailive.in and bangalorelive.in, hyderabadlive.in is the third broadband city portal from Sify.com. www.hyderabadlive.in will enable the citizens of Hyderabad to access local content spanning Tollywood happenings, music, the hottest clubs and the city’s latest gossip, all in video! Sify.com’s ‘Net Jockeys’ will also present video capsules that include City News, Shopping, Hangouts, Party life and Careers in the city. The broadband website also features live video feeds from traffic web-cams stationed at key junctions of the city so citizens can plan their routes by checking the site for the prevailing traffic conditions.
Appointments
Sify appointed Arvind Mathur as its Chief Architect-Global Services. He will be responsible for architecting services, solutions and the product portfolio across the company’s business lines, including evolution of the core network infrastructure to support next generation, managed IP services and applications for global customers. Arvind brings with him over 17 years of international experience in the telecommunications and networking arena. Arvind holds a Masters Degree in Electrical Communication Engineering from the Indian Institute of Science, Bangalore and a Masters Degree in Physics from the Indian Institute of Technology, Delhi specializing in Optical Communication and Optoelectronics.
Board of Directors
Sify appointed Mr Ananda Raju Vegesna as an Executive Director on its Board. A graduate in Science Mr. Ananda Raju brings with him rich experience in providing infrastructure facilities to industries like the Information Technology, Manufacturing and Service industries, as well as setting up units in Software Technology Parks for domestic as well as export markets.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 188 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 158 cities and towns. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP Solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations.

For more information about Sify, visit www.sifycorp.com
Non-GAAP Financial Information
Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.
Forward Looking Statements:
All statements included or incorporated by reference in this release, other than statements or characterizations of historical fact, are forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “potential,” “continue,” similar expressions, and variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof, and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended December 31, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Trúc N. Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com